Exhibit 99(n)

STRATEGIC PARTNERS ASSET ALLOCATION FUNDS (the “Trust”)

On behalf of itself and its separate investment series (each, a “Fund”)

AMENDED AND RESTATED PLAN PURSUANT TO RULE 18F-3

The Trust hereby adopts this plan pursuant to Rule 18f-3 under the Investment Company Act of 1940 (the “1940 Act”), setting forth the separate arrangement and expense allocation of each class of shares in each Fund.  Any material amendment to this plan with respect to a Fund is subject to prior approval of the Board of Trustees, including a majority of the independent Trustees.

CLASS CHARACTERISTICS

CLASS A SHARES:

Class A shares are subject to an initial sales charge and an annual distribution and/or service fee pursuant to Rule 12b-1 under the 1940 Act (Rule 12b-1 fee) not to exceed 0.30 of 1% per annum of the average daily net assets of the class.  The initial sales charge is waived or reduced for certain eligible investors.  Investors who purchase $1 million or more of Class A shares and for whom the initial sales charge would be waived are subject to a contingent deferred sales charge (“CDSC”) of 1% on shares that are redeemed within 12 months of purchase.

CLASS B SHARES:

Class B shares are not subject to an initial sales charge but are subject to a CDSC (declining from 5% to zero over a seven-year period) which will be imposed on certain redemptions and an annual Rule 12b-1 fee not to exceed 1% of the average daily net assets of the class.  The CDSC is waived for certain eligible investors.  Class B shares automatically convert to Class A shares approximately seven years after purchase.

CLASS C SHARES:

Class C shares are not subject to an initial sales charge and but are subject to a 1% CDSC which will be imposed on certain redemptions within the first 12 months after purchase (18 months for purchases before February 2, 2004) and an annual Rule 12b-1 fee not to exceed 1% of the average daily net assets of the class.

CLASS M SHARES:

Class M shares are not subject to an initial sales charge but are subject to a CDSC (declining from 6% to zero over an eight-year period) which will be imposed on certain redemptions and an annual Rule 12b-1 fee not to exceed 1% of the average daily net assets of the class.  The CDSC is waived for certain eligible investors.  Class M shares automatically convert to Class A shares approximately eight years after purchase.

CLASS X SHARES:

Class X shares are not subject to an initial sales charge but are subject to a CDSC (declining from 6% to zero over a nine-year period; Class X shares purchased prior to August 19, 1998 are subject to a CDSC period of seven years) which will be imposed on certain redemptions and an annual Rule 12b-1 fee not to exceed 1% of the average daily net assets of the class.  The CDSC is waived for certain eligible investors.  Class X shares automatically convert to Class A shares approximately ten years after purchase (eight years for Class X shares purchased before August 19, 1998).

CLASS Z SHARES:	Class Z shares are not subject to either an initial sales charge or CDSC, nor are they subject to any Rule 12b-1 fee.

CLASS R SHARES:	Class R shares are not subject to either an initial sales charge or CDSC, but they are subject to a Rule 12b-1 fee not to exceed 0.75 of 1% per annum of the average daily net assets of the class.

INCOME AND EXPENSE ALLOCATIONS

Income, any realized and unrealized capital gains and losses, and expenses not allocated to a particular class of a Fund will be allocated to each class of the Fund on the basis of the net asset value of that class in relation to the net asset value of the Fund.

DIVIDENDS AND DISTRIBUTIONS

Dividends and other distributions paid by a Fund to each class of shares, to the extent paid, will be paid on the same day and at the same time, and will be determined in the same manner and will be in the same amount, except that the amount of the dividends and other distributions declared and paid by a particular class of the Fund may be different from that paid by another class of the Fund because of Rule 12b-1 fees and other expenses borne exclusively by that class.

EXCHANGE PRIVILEGE

Holders of Class A Shares, Class B Shares, Class C Shares, Class M, Class X, Class Z and Class R Shares shall have such exchange privileges as set forth in the Trust’s current prospectus. Exchange privileges may vary among classes and among holders of a Class.

CONVERSION FEATURES

Class B shares will automatically convert to Class A shares on a quarterly basis approximately seven years after purchase.  Class M shares will automatically convert to Class A shares on a quarterly basis approximately eight years after purchase.  Class X shares will automatically convert to Class A shares on a quarterly basis approximately ten years after purchase.  Conversions will be effected at relative net asset value without the imposition of any additional sales charge.

Class B, Class M and Class X shares acquired through the reinvestment of dividends or distributions will be subject to conversion in accordance with the procedures utilized by the broker-dealer through which the Class B, Class M and Class X shares were purchased, to the extent such broker-dealer provides sub-accounting services to the Fund, otherwise the procedures utilized by Prudential Mutual Fund Services, LLC, or its affiliates, shall be used.

GENERAL

A.            Each class of shares shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement and shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

B.            On an ongoing basis, the Trustees, pursuant to their fiduciary responsibilities under the 1940 Act and otherwise, will monitor each Fund for the existence of any material conflicts among the interests of its several classes.  The Trustees, including a majority of the independent Trustees, shall take such action as is reasonably necessary to eliminate any such conflicts that may develop.  Prudential Investments LLC, the Trust’s Manager, will be responsible for reporting any potential or existing conflicts to the Trustees.

Amended and restated as of October 1, 2004.